BC FORM 51 – 901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	X	Schedule A

	____	Schedules B & C

ISSUER DETAILS	FOR QUARTER ENDED	DATE OF REPORT
NAME OF ISSUER		YY/MM/DD
December 31 2003
Forum Energy Corporation		2004/05/19

ISSUER ADDRESS
700-2nd St. S. W., Suite 1400

CITY	PROVINCE	POSTAL CODE	ISSUERS FAX NO.	ISSUER TELEPHONE NO.
Calgary	Alberta	T2P 4V5	403-398-1382	403-290-1676

CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.

David Thompson			Chief Financial Officer	403-290-1676
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS
dmt@forumenergy.com			www.forumenergy.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David R. Robinson”	David Russell Robinson	May 19th 2004

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David Thompson”	David Michael Thompson	May 19th 2004